FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of November 2013

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto and incorporated by reference herein is Registrant's proxy statement and proxy card to shareholders dated November 26, 2013.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

By:	/s/ Alon Levy
Alon Levy
Corporate Secretary

Dated November 26, 2013

GILAT SATELLITE NETWORKS LTD.

Gilat House
21 Yegia Kapayim St.
Kiryat Arye
Petah Tikva 49130, Israel
____________________

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on December 31, 2013

To our Shareholders:

We cordially invite you to the Annual General Meeting of Shareholders of Gilat Satellite Networks Ltd. to be held at the offices of the Company at 21 Yegia Kapayim Street, Kiryat Arye, Petach Tikva 49130, Israel, on December 31, 2013 at 2 p.m. local time for the following purposes:

1.    To re-elect six members of the Board of Directors until our next annual general meeting of shareholders and until their successors have been duly elected and qualified;

2.    To approve cash compensation to our non-employee Directors (excluding external Directors);

3.    To ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the fiscal year ending December 31, 2013, and for such additional period until the next annual general meeting of shareholders, and to authorize the Board of Directors to fix the compensation of our independent accountants; and

4.    To receive and consider the Auditor’s report and our Consolidated Financial Statements for the year ended December 31, 2012.

Our Board of Directors recommends that you vote “FOR” all proposals under items 1 through 3, which are described in the attached Proxy Statement.

Shareholders of record at the close of business on Monday December 2, 2013 are entitled to notice of and to vote at the annual meeting and any adjournments thereof. You can vote either by mailing in your proxy or in person by attending the meeting.  Only proxies that will be received at the address first indicated above no later than 2  p.m. Israel time, on December 29, 2013, will be deemed received in a timely fashion and the votes therein will be recorded.  If you attend the meeting, you can revoke your proxy and vote your shares in person.  Detailed proxy voting instructions are provided both in the proxy statement and on the enclosed proxy card.

By Order of the Board of Directors, Amiram Levinberg Chairman of the Board of Directors

November 26, 2013

GILAT SATELLITE NETWORKS LTD.
Gilat House
21 Yegia Kapayim St.
Kiryat Arye
Petah Tikva 49130, Israel
______________________

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS
To be held on December 31, 2013

This Proxy Statement is furnished to the holders of ordinary shares of Gilat Satellite Networks Ltd. ("Gilat", "we", "our" or the "Company") in connection with the solicitation of proxies by the Board of Directors of the Company for use at the Annual General Meeting of Shareholders of the Company to be held at the offices of the Company at 21 Yegia Kapayim Street, Kiryat Arye, Petach Tikva 49130, Israel, on December 31, 2013, at 2 p.m. local time, and at any adjournment thereof, pursuant to the accompanying Notice of our 2013 Annual General Meeting of Shareholders (the "Meeting").

The Notice of Meeting, this Proxy Statement and the enclosed proxy card are being mailed to our shareholders on or about December 4, 2013.

Purpose of the Annual General Meeting

At the Meeting, our shareholders will be asked to vote upon the following matters: (i) re-election of six members of the Board of Directors until our next annual general meeting of shareholders and until their successors are appointed; (ii)  approval of cash compensation to our non- employee Directors (excluding external Directors); and (iii) ratification and approval of the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the fiscal year ending December 31, 2013, and for such additional period until the next annual general meeting of shareholders, and authorizing the Board of Directors to fix their compensation. In addition, our consolidated financial statements for the year ended December 31, 2012 will be received and considered at the Meeting.

Voting at the Meeting

Only holders of record of our ordinary shares, nominal value NIS 0.20 per share, as of the close of business on December 2, 2013, are entitled to notice of, and to vote in person or by proxy, at the Meeting.  Shareholders can vote their ordinary shares at the Meeting in person or by mail:

•
Voting in Person.  If your shares are registered directly in your name with our transfer agent (i.e. you are a “registered shareholder”), you may attend and vote in person at the Meeting.  If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e. your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee, as the case may be, authorizing you to do so.

•
Voting by Proxy.  You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for shares held in street name, by following the voting instructions provided by your broker, bank, trustee or nominee.  The proxy must be received by our transfer agent or at our registered office in Israel by no later than 2 p.m. Israel time, on December 29, 2013, to be validly included in the tally of ordinary shares voted at the Meeting.  Upon the receipt of a properly signed and dated proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares represented thereby in accordance with the instructions of the shareholder indicated thereon, or, if no direction is indicated, in accordance with the recommendations of our Board of Directors.

Solicitation of Proxies

We will bear all expenses of this solicitation. In addition to the solicitation of proxies by mail, our Directors, officers and employees, without receiving additional compensation therefor, may solicit proxies by telephone, facsimile, in person or by other means.  We may also engage a professional proxy solicitation firm, the costs of which will be borne by us.  Brokerage firms, nominees, fiduciaries and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of our ordinary shares held of record by such persons, and we will reimburse such brokerage firms, nominees, fiduciaries and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

Revocation of Proxy

If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a timely written notice of revocation to our Corporate Secretary, by granting a new proxy bearing a later date, or by attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request. If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Any written instrument revoking a proxy should be received, no later than 2 p.m., Israel time, on December 29, 2013, by Gilat Satellite Networks Ltd., c/o American Stock Transfer & Trust Company, 6201 15th Ave., Brooklyn, NY 11219.

Required Votes

Each of our ordinary shares is entitled to one vote on each matter to be voted on at the Meeting. Our articles of association do not provide for cumulative voting for the election of the Directors or for any other purpose.

The affirmative vote of the holders of a majority of the Company’s ordinary shares participating and voting at the Meeting, in person or by proxy, is required to adopt each of proposals 1, 2 and 3 to be presented at the Meeting.

Proposal 4 does not involve a vote of our shareholders.

In tabulating the voting result for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal, but they will be counted to determine if a quorum is present. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

Quorum

The presence, in person or by properly executed proxy, of two or more shareholders, holding shares conferring in the aggregate at least 25% of the voting power of the Company, is necessary to constitute a quorum at the Meeting.  If within one-half of an hour from the time appointed for the Meeting a quorum is not present, the Meeting will be adjourned to the same day in the next week, at the same time and place, or to such later day and at such other time and place as the Chairman of the Meeting may determine with the consent of a majority of the voting power present at the meeting, in person or by proxy, and voting on the question of adjournment.

Shares Outstanding

As of November 21, 2013, the Company had 42,078,583 ordinary shares outstanding. American Stock Transfer & Trust Company is the transfer agent and registrar for our ordinary shares.

AFTER CAREFUL CONSIDERATION, OUR BOARD OF DIRECTORS HAS APPROVED THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT AND RECOMMENDS THAT OUR SHAREHOLDERS VOTE “FOR” EACH OF THE NOMINEES FOR DIRECTOR NAMED IN THIS PROXY STATEMENT AND "FOR" EACH OF THE PROPOSALS SET FORTH IN THIS PROXY STATEMENT.

I.  ELECTION OF DIRECTORS
(Item 1 on the Proxy Card)

Each of our Directors, with the exception of our external Directors, serves from the annual general meeting in which he or she were appointed until the next annual general meeting and until that Director’s successor is appointed, unless his or her office is earlier vacated under any relevant provision of the Articles of Association of the Company or the law.

Under the Company’s Articles of Association, the number of members of the Board of Directors shall be not less than five (5) and not more than nine (9). The general meeting of our shareholders has set the current number of Directors at eight (8), of which two are external Directors.

In general, the NASDAQ Stock Market Rules require that the Board of Directors of a NASDAQ-listed company have a majority of independent directors and its audit committee must have at least three members and be comprised only of independent directors, each of whom satisfies the respective “independence” requirements of NASDAQ.  Foreign private issuers, such as our company, are generally permitted to follow home country corporate governance practices instead of the comparable requirements of the NASDAQ Stock Market Rules.  Our Board of Directors has determined that three out of the six members of our Board who are nominated for re-election to our Board of Directors and our two external Directors, qualify as independent Directors under NASDAQ requirements.

In accordance with Israeli law and practice, our Board of Directors is authorized to recommend to our shareholders director nominees for election. Accordingly, our Board has nominated the Directors named below for re-election to our Board of Directors.  We are unaware of any reason why any of the nominees, if re-elected, should be unable to serve as a Director. All nominees listed below have advised our Board of Directors that they intend to serve as Director if re-elected.

Messrs. Jeremy Blank, Amiram Boehm, Ishay Davidi, Gilead Halevy, Amiram Levinberg and Kainan Rafaeli are nominated for re-election. The Company has two additional Directors, who qualify as “external Directors” as mandated by the Israeli Companies Law; Dr. Leora Meridor who is to continue in office until December 30, 2014 and Mr. Haim Benyamini, who is to continue in office until May 27, 2014.

Nominees for the Board of Directors of the Company

It is proposed that at the Meeting each of the following persons be re-elected to serve as a member of the Board of Directors of the Company until the next annual general meeting of shareholders and until their successors have been duly elected and qualified.

Name	Age
Jeremy Blank	35
Amiram Boehm	42
Ishay Davidi	51
Gilead Halevy	47
Amiram Levinberg	58
Kainan Rafaeli	58

The following information concerning the nominees is based on the records of the Company and information furnished to it by the nominees:

Jeremy Blank has served on our Board of Directors since July 2005.  Mr. Blank is a partner and senior managing Director with York Capital Management (“York”). York is a private investment fund based in New York with approximately $17 billion in assets under management.  York was founded in 1991 and specializes in value oriented and event driven equity and credit investments.  In addition, during the years 1999 through the beginning of 2005, Mr. Blank worked as a vice president within Morgan Stanley’s fixed income department and earlier in his career in Morgan Stanley’s mergers and acquisitions department.  Mr. Blank graduated from Yeshiva University in New York City with a Bachelor’s degree in Finance.

Amiram Boehm has served on our Board of Directors since December 31, 2012. Mr. Boehm has been a Partner at the FIMI Opportunity Funds, Israel’s largest group of private equity funds, since 2004. Mr. Boehm serves as the Managing Partner and Chief Executive Officer of FITE GP (2004) and as a director at Ormat Technologies Inc., a company traded on the New York Stock Exchange (NYSE), Ham-Let (Israel-Canada) Ltd. (TASE) and Pharm-Up Ltd. (private company). Mr. Boehm previously served as a director at Scope Metal Trading, Ltd.  (TASE), Inter Industries, Ltd. (TASE), Global Wire Ltd. (TASE), Telkoor Telecom Ltd. (TASE) and Solbar Industries, Ltd. (TASE). Prior to joining FIMI, from 1999 until 2004, Mr. Boehm served as Head of Research at Discount Capital Markets, the investment arm of Israel Discount Bank. Mr. Boehm holds a B.A. in Economy and a LL.B. from Tel Aviv University, and a Joint M.B.A from Northwestern University and Tel Aviv University.

Ishay Davidi has served on our Board of Directors since December 31, 2012. Mr. Davidi is the Founder and has served as Chief Executive Officer of the FIMI Opportunity Funds, Israel’s largest group of private equity funds, since 1996. Mr. Davidi currently serves as a director of  Inrom Industries Ltd., Ormat Industries Ltd. (TASE), Ham-Let (Israel-Canada) Ltd., C. Mer Ltd. (TASE), Pharm Up Ltd. and Overseas Commerce Ltd. Mr. Davidi previously served as the Chairman of the Board of Directors of Retalix (NASDAQ and TASE) from August 2008 until January 2010, of Tefron, Ltd. (New York Stock Exchange and TASE) and of Tadir-Gan (TASE), and as a director of Retalix, Tadiran Communications, Ltd. (TASE), Lipman Electronic Engineering, Ltd. (NASDAQ and TASE), Merhav Ceramic and Building Materials Center, Ltd. (TASE), TAT Technologies, Ltd. (NASDAQ and TASE), Orian C.M. Ltd. (TASE), Ophir Optronics Ltd. (TASE), Scope Metals Group Ltd. (TASE) and Formula Systems, Ltd. (NASDAQ and TASE). Prior to establishing FIMI, from 1993 until 1996, Mr. Davidi was the Founder and Chief Executive Officer of Tikvah Fund, a private Israeli investment fund. From 1992 until 1993 Mr. Davidi was the Chief Executive Officer of Zer Science Industries Ltd., a developer of diagnostics equipment for the healthcare industry. Mr. Davidi holds a B.Sc. in Industrial and Management Engineering from Tel Aviv University, Israel, and an M.B.A. from Bar Ilan University, Israel.

Gilead Halevy has served on our Board of Directors since January 2011. Mr. Halevy is a founding member and general partner of Kedma Capital Partners, or Kedma, a leading Israeli private equity fund.  Mr. Halevy is a member of the Kedma investment committee.  Prior to establishing Kedma, Mr. Halevy was a Director of Giza Venture Capital from April 2001 to January 2006, where he led investments in communications and information technology companies, and directed Giza's European business activities.  Previously, from 1998 to 2001, Mr. Halevy practiced law at White & Case LLP, where he advised in connection with mergers and acquisitions in the Telecom Media and Technology group. Mr. Halevy was also a founding member of the White & Case Israel practice group during that time. From 1993 to 1998, he was a senior associate with Zellermayer & Pelossof, one of Israel's leading commercial law firms, where he advised in connection with public securities, cross-border mergers and acquisitions and private equity transactions. Mr. Halevy currently serves as Chairman of Brand Industries Ltd. (TASE: BRND), Chairman of Hatehof Industries Ltd., Chairman of Carmel Wineries, and a board member of Marina Galil Group Ltd.  Mr. Halevy holds an LL.B. (magna cum laude) and B.A. in Humanities (interdisciplinary course for exceptional students), both from the Hebrew University.

Amiram Levinberg co-founded our Company and served as a member of our Board of Directors from our inception until April 2004. Since July 18, 2005, Mr. Levinberg has served as our Chairman of the Board. From July 18, 2005 until December 31, 2011, Mr. Levinberg also served as our Chief Executive Officer.  From July 1995 and until April 15, 2003, Mr. Levinberg served as our President.  Until 2002, Mr. Levinberg also served as our Chief Operating Officer.  From 1987 and until July 1995, Mr. Levinberg served as our Vice President of Engineering.  From 1977 to 1987, Mr. Levinberg served in a research and development unit of the Israel Defense Forces, where he managed a large research and development project. Mr. Levinberg was awarded the Israel Defense Award in 1988. Mr. Levinberg also serves on the Board of Directors of Orckit Communications Ltd., a company traded over-the-counter, Cardboard Industries, and Kargal, a cardboard manufacturer in Israel.  Mr. Levinberg holds a B.Sc. degree in Electrical Engineering and Electronics and an M.Sc. degree in Digital Communications, both from the Technion - Israel Institute of Technology in Haifa.

Kainan Rafaeli has served on our Board of Directors since December 31, 2012. Mr. Rafaeli is a private investor and has been serving since September 2009 as the Chairman of Senso Optics Ltd., an Israeli defense contractor. Mr. Rafaeli was a founder, shareholder and CEO of Kinetics Ltd., an Israeli company which develops and manufactures hydraulic, air conditioning, NBC protection and electric systems for military vehicles and aircraft, from 1985 until 2009. From 1999 until 2009 he was also the CEO of Real Time Laboratories LLC, a US based defense contractor. Mr. Rafaeli holds a BSc. in Mechanical Engineering from the Technion - Israel Institute of Technology in Haifa and an MBA from Tel Aviv University.

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, will be necessary for shareholder approval of the re-election of each of the director nominees named above.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to re-elect Jeremy Blank, Amiram Boehm, Ishay Davidi, Gilead Halevy, Amiram Levinberg and Kainan Rafaeli, as members of the Board of Directors of the Company, to serve until the next annual general meeting of shareholders and until their successors have been duly elected and qualified.”

The Board of Directors recommends a vote FOR the re-election of each nominee for Director named above.

II.           APPROVAL OF CASH COMPENSATION TO NON- EMPLOYEE DIRECTORS
(EXCLUDING EXTERNAL DIRECTORS)
(Item 2 on the Proxy Card)

In accordance with the Israeli Companies Law, subject to certain exceptions, the payment of compensation to directors of a public company, whether in their capacity as directors or otherwise, requires the approval of the compensation committee, the Board of Directors and the shareholders.

The Company’s Compensation Committee and the Board of Directors approved and recommended that our shareholders approve, that the cash compensation payable to our non-employee Directors (excluding external Directors) appointed at this meeting and from time to time in the future shall be NIS 93,690 as annual compensation payable quarterly (currently equivalent to approximately $26,692), and an additional fee of approximately NIS 1,924 (currently equivalent to approximately $548) for each Board or Board committee meeting attended.  These rates are similar to the rates that we have paid to our non-employee Directors since 2005, linked to the consumer price index. Payment for telephone meetings (or a meeting held by other similar means) shall be equal to 60% of the abovementioned amount and payment for written resolutions shall be equal to 50% of the abovementioned amount. All the above amounts are linked to changes in the Israeli consumer price index as of September 2013 and subject to changes in the amounts payable pursuant to Israeli law applicable to external directors from time to time.

In addition to the cash compensation, during the three years preceding the date of this proxy statement each of our Non-employee Directors was granted 50,000 options exercisable into ordinary shares of the Company, as previously approved by the shareholders.

The cash compensation described above is in compliance with the Company's Compensation Policy and subject to mandatory provisions of the law.

 It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve the cash compensation to all non-employee Directors (excluding external Directors) appointed at this meeting and from time to time in the future, as approved by the Compensation Committee and the Board of Directors as described herein above.”

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, will be necessary for shareholder approval of the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

III.  RATIFICATION AND APPROVAL OF REAPPOINTMENT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTANTS
(Item 3 on the Proxy Card)

Kost Forer Gabbay & Kasierer, registered public accountants, and a Member of Ernst & Young Global, has been our independent public accountants for over seven years.  At the Meeting, shareholders will be asked to ratify and approve the re-appointment of Kost Forer Gabbay & Kasierer as our independent registered public accountants for the fiscal year ending December 31, 2013 and for such additional period until the next annual general meeting of shareholders.  As a result of Kost Forer Gabbay & Kasierer’s familiarity with our operations and their reputation in the auditing field, our Audit Committee and Board of Directors believe that the firm has the necessary personnel, professional qualifications and independence to act as our independent registered public accountants.

At the Meeting, shareholders will also be asked to provide the Board of Directors with general authorization to determine the compensation of our independent registered public accountants. The Board of Directors will set the compensation following pre-approval and recommendation of the Company’s Audit Committee. The following table sets forth, with respect to fiscal year 2012, the fees billed to us by Kost Forer Gabbay & Kasierer and the percentage of each of the fees out of the total amount paid to it.

Services Rendered	Fees	Percentages
Audit Fees (1)	$992,106	94.76%
Tax Fees (2)	$54,880	5.24%
Other	---	---
Total	$1,046,986	100%

(1)         Audit fees are fees for audit services, including fees associated with the annual audit, services provided in connection with audit of our internal control over financial reporting and audit services provided in connection with other statutory or regulatory filings.

(2)         Tax fees are fees for professional services rendered for tax compliance, tax planning and tax advice on actual or contemplated transactions.

      In accordance with the Company’s procedures, our Audit Committee has approved all audit and non-audit services provided to the Company and to its subsidiaries during the periods listed above.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, be, and hereby is, reappointed as independent registered public accountants of the Company for the fiscal year ending December 31, 2013 and for such additional period until the next annual general meeting of shareholders; and that the Board of Directors of the Company be, and hereby is, authorized to fix now and in the future the compensation of the Company’s independent accountants."

If the appointment of Kost Forer Gabbay & Kasierer is not approved by our shareholders, or if Kost Forer Gabbay & Kasierer ceases to act as our independent registered public accountants, the Board will recommend another independent registered public accounting firm.

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution.

The Board of Directors and Audit Committee recommend a vote FOR the foregoing resolution.

IV.    CONSIDERATION OF THE AUDITOR’S REPORT AND THE
CONSOLIDATED FINANCIAL STATEMENTS

At the Meeting, the consolidated financial statements for the year ended December 31, 2012 and the Auditor’s Report in respect thereto will be presented and considered.  This item will not involve a vote of the shareholders.

Our 2012 Consolidated Financial Statements are published as part of our 2012 annual report on Form 20-F, and can be viewed on our website at www.gilat.com and on the SEC website at www.sec.gov. A shareholder interested in receiving a copy free of charge may contact the Company’s corporate secretary for such purpose. None of the auditor’s report, consolidated financial statements, the Form 20-F or the contents of our website form part of the proxy solicitation material.

ADDITIONAL INFORMATION

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information with respect to the beneficial ownership of ordinary shares as of November 21, 2013 (including options exercisable within 60 days from the date hereof) with respect to: (i) each person who is believed by us to be the beneficial owner of more than 5% of the ordinary shares; and (ii) all Directors and officers as a group.  The information in this table is based on 42,078,583 ordinary shares outstanding as of November 21, 2013. Except where otherwise indicated, we believe, based on information furnished by the owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares, subject to any applicable community property laws.

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Outstanding Ordinary Shares (1)(2)
York Capital Management(3)	8,121,651	19.3%
FIMI Funds (4)	7,703,535	18.3%
Itshak Sharon (Tshuva)(5)	2,424,396	5.8%
All officers and Directors as a group (21 persons)	2,775,336	6.6%
_________________________
(1)
Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission in the US and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date hereof are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.  Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	Based on 42,078,583 ordinary shares issued and outstanding as of November 21, 2013.

(3)
The information in this table is based on Schedule 13D/A filed on September 20, 2011 by York Capital Management Global Advisors, LLC, a New York limited liability company (“YGA”) with respect to: (i) 572,569 ordinary shares directly owned by York Capital Management, L.P., a Delaware limited partnership; (ii) 5,556,527 ordinary shares directly owned by York Multi-Strategy Master Fund, L.P., a Cayman Islands exempted limited partnership; (iii) 301,080 ordinary shares directly owned by York Credit Opportunities Fund, L.P., a Delaware limited partnership; (iv) 645,709 ordinary shares directly owned by York Credit Opportunities Master Fund, L.P., a Cayman Islands exempted limited partnership; (v) 558,610 ordinary shares directly owned by Jorvik Multi-Strategy Master Fund, L.P., a Cayman Islands exempted limited partnership; and (vi) 487,156 ordinary shares directly owned by an account managed by York Managed Holdings, LLC (such account, the “Managed Account”). YGA, the sole managing member of the general partner of each of the entities numbered (i)-(v) above and the sole managing member of York Managed Holdings, LLC, exercises investment discretion over such investment funds and the Managed Account.  The principal business address of each of these entities is c/o York Capital Management Global Advisors, LLC, 767 Fifth Avenue, 17th Floor, New York, New York, 10153.

(4)
Based on a Schedule 13D/A filed on November 15, 2012 and information provided to the Company by the shareholder, FIMI Opportunity IV, L.P., FIMI Israel Opportunity IV, Limited Partnership (the “FIMI IV Funds”), FIMI Opportunity V, L.P., FIMI Israel Opportunity Five, Limited Partnership (the "FIMI V Funds" and together with the FIMI IV Funds, the "FIMI Funds"). FIMI IV 2007 Ltd., FIMI FIVE 2012 Ltd., Shira and Ishay Davidi Management Ltd. and Mr. Ishay Davidi share voting and dispositive power with respect to the 7,670,203 shares held by the FIMI Funds. FIMI IV 2007 Ltd. is the managing general partner of the FIMI IV Funds.  FIMI FIVE 2012 Ltd. is the managing general partner of the FIMI V Funds. Shira and Ishay Davidi Management Ltd. controls FIMI IV 2007 Ltd. and FIMI FIVE 2012 Ltd. Mr. Ishay Davidi controls Shira and Ishay Davidi Management Ltd. and is the Chief Executive Officer of all the entities listed above. Additionally, FIMI IV 2007 Ltd. holds options to purchase 33,332 ordinary shares which are currently exercisable or are exercisable within 60 days of the date hereof granted to it by our company in connection with the service of its executives, Ishay Davidi and Amiram Boehm, as members of our Board (out of the 50,000 options granted to FIMI IV 2007 Ltd. in connection with each of Mr. Davidi’s and Mr. Boehm’s services as our directors). The principal business address of each of the above entities and of Mr. Davidi is c/o FIMI IV 2007 Ltd., Electra Tower, 98 Yigal Alon St., Tel-Aviv 67891, Israel.

(5)
Based on a Schedule 13G filed on March 7, 2013 by Itshak Sharon (Tshuva), Delek Group Ltd. and The Phoenix Holding Ltd. and information provided to us by the shareholders as of October 31, 2013. The ordinary shares are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of the Phoenix Holding Ltd., (the “Subsidiaries”). The Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients. Each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions. The Phoenix Holding Ltd. is a majority-owned subsidiary of Delek Group Ltd. The majority of Delek Group Ltd.'s outstanding share capital and voting rights is owned, directly and indirectly, by Itshak Sharon (Tshuva) through private companies wholly-owned by him, and the remainder is held by the public. The principal business address of Itshak Sharon (Tshuva) and Delek Investments and Properties Ltd. is 7 Giborei Israel Street, P.O.B. 8464, Netanya 42504, Israel. The principal business address of the Phoenix Holding Ltd. is Derech Hashalom 53, Givataim, 53454, Israel.

Board Practices

Election of Directors

Our Articles of Association provide that our Board of Directors shall consist of not less than five and not more than nine Directors as shall be determined from time to time by a majority vote at the general meeting of our shareholders. On January 31, 2011, our shareholders resolved to set the number of our Board of Directors at eight, including two external Directors.

Pursuant to our Articles of Association, each beneficial owner of 14% or more of our issued and outstanding ordinary shares is entitled to appoint, at each annual general meeting of our shareholders, one member to our Board of Directors, provided that a total of not more than four Directors are so appointed. In the event that more than four qualifying beneficial owners notify us that they desire to appoint a member to our Board of Directors, only the four shareholders beneficially owning the greatest number of shares shall each be entitled to appoint a member to our Board of Directors. So long as our ordinary shares are listed for trading on NASDAQ, we may require that any such appointed Director qualify as an “independent director” as provided for in the NASDAQ rules then in effect. Our Board of Directors has the right to remove any such appointed Director when the beneficial ownership of the shareholder who appointed such Director falls below 14% of our issued and outstanding ordinary shares.

Our Articles of Association provide that a majority of the voting power at the annual general meeting of our shareholders will elect the remaining members of the Board of Directors, including external Directors as required under the Companies Law. At any annual general meeting at which Directors are appointed pursuant to the preceding paragraph, the calculation of the vote of any beneficial owner who appointed a Director pursuant to the preceding paragraph shall not take into consideration, for the purpose of electing the remaining Directors, ordinary shares constituting 14% of our issued and outstanding ordinary shares held by such appointing beneficial owner.

Each of our Directors (except for external Directors) serve, subject to early resignation or vacation of office in certain circumstances as set forth in our Articles of Association, until the adjournment of the next annual general meeting of our shareholders next following the general meeting in which such Director was elected. The holders of a majority of the voting power represented at a general meeting of our shareholders in person or by proxy will be entitled to (i) remove any Director(s), other than external Directors and Directors appointed by beneficial holders of 14% or more of our issued and outstanding ordinary shares as set forth above, (ii) elect Directors instead of Directors so removed, or (iii) fill any vacancy, however created, in the Board of Directors. Our Board of Directors may also appoint additional Directors, whether to fill a vacancy or in order to bring the total number of serving Directors to the number determined by our shareholders. Such Directors will serve until the next general meeting of our shareholders following such appointment.

Directors appointed by beneficial holders of 14% or more of our issued and outstanding ordinary shares may be removed by our Board of Directors when the beneficially ownership of the shareholder who appointed such Director falls below 14% of our ordinary shares.

Currently, no shareholder beneficially holding 14% or more of our issued and outstanding ordinary shares has exercised its right to appoint a Director.

External Directors and Independent Directors

External Directors. Under the Israeli Companies Law, public companies are required to elect at least two external Directors who must meet specified standards of independence. External Directors may not have during the two years preceding their appointment, directly or indirectly through a relative, partner, employer or controlled entity, any affiliation with (i) the public company, (ii) those of its shareholders who are controlling shareholders at the time of appointment, or (iii) any entity controlled by the company or by its controlling shareholders.

The term “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis, control and services as an office holder. The term “controlling shareholder” is defined as a shareholder who has the ability to direct the activities of a company, other than if this power derives solely from the shareholder’s position on the Board of Directors or any other position with the company. The definition also includes shareholders that hold 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company.

In addition, an individual may not be appointed as an external Director in a company that does not have a controlling shareholder, in the event that he has affiliation, at the time of his appointment, to the chairman, chief executive officer, a 5% shareholder or the chief financial officer. An individual may not be appointed as an external Director if his relative, partner, employer, supervisor, or an entity he controls, has other than negligible business or professional relations with any of the persons with which the external Director himself may not be affiliated.

No person can serve as an External Director if the person’s other positions or business creates or may create conflicts of interest with the person’s responsibilities as an external Director. Until the lapse of two years from termination of office, a company may not engage an external Director as an employee or otherwise. If, at the time an external Director is to be appointed, all current members of the Board of Directors, who are not controlling shareholders of the company or their relatives, are of the same gender, then at least one external Director appointed must be of the other gender.

The Israeli Companies Law further requires that external Directors have either financial and accounting expertise or professional competence, as determined by the company’s Board of Directors. Under relevant regulations, a Director having financial and accounting expertise is a person who, due to his or her education, experience and talents, is highly skilled in respect of, and understands, business and accounting matters and financial reports, in a manner that enables him or her to have an in-depth understanding of the company’s financial information and to stimulate discussion in respect of the manner in which the financial data is presented. Under the regulations, a Director having professional competence is a person who meets any of the following criteria: (i) has an academic degree in either economics, business administration, accounting, law or public administration; (ii) has a different academic degree or has completed higher education in an area relevant to the company’s business or in an area relevant to his or her position; or (iii) has at least five years’ experience in any of the following, or has a total of five years’ experience in at least two of the following: (a) a senior position in the business management of a corporation with a substantial scope of business, (b) a senior public position or a senior position in public service, or (c) a senior position in the main field of the company’s business.

At least one of the external directors is required to qualify as a financial and accounting expert, as determined by the Board of Directors. Our Board of Directors has determined that both Dr. Leora Meridor and Mr. Haim Benyamini have “accounting and financial expertise” as defined by the Israeli Companies law.

External directors serve for an initial three-year term. The initial three-year term of service can be extended, at the election of a company subject to certain conditions, by two additional three-year terms. Under regulations adopted under the Companies Law, companies which are dually listed in certain stock exchanges, such as the Company, can re-appoint external directors for additional terms of three years each in case that the audit committee and the Board of Directors approved that due to the expertise and special contribution of the external director to the work of the Board and the Board committees, the re-election of such external director would be in the best interests of the Company. External directors will be elected by a majority vote at a shareholders’ meeting, provided that either (i) such majority includes at least half of the shares held by non-controlling shareholders who do not have a personal interest in the matter as a result of their relations with the controlling shareholders who were present and voting at the meeting, vote in favor; or (ii) the total number of shares held by non-controlling shareholders and shareholders who do not have a personal interest in the matter as a result of their relations with the controlling shareholders voted against does not exceed two percent of the aggregate voting rights in the company.

External directors may be re-elected for additional terms by means of one of the following mechanisms: (i) the Board of Directors proposed the nominee and his or her appointment was approved by the shareholders in the manner required to appoint external directors for their initial term, or (ii) a shareholder holding 1% or more of the voting rights proposed the nominee, and the nominee is approved by a majority of the votes cast by the shareholders of the company, excluding the votes of controlling shareholders and those who have a personal interest in the matter as a result of their relations with the controlling shareholders, provided that, the aggregate votes cast by shareholders who are not controlling shareholders and do not have a personal interest in the matter as a result of their relations with the controlling shareholders in favor of the nominee constitute more than two percent of the voting rights in the company.

External directors can be removed from office only by the court or by the same special majority of shareholders that can elect them, and then only if the external directors cease to meet the statutory qualifications with respect to their appointment or if they violate their fiduciary duty to the company. The court may additionally remove external directors from office if they were convicted of certain offenses by a non-Israeli court or are permanently unable to fulfill their position.

If delegated any authority of the Board of directors, any committee of the Board of Directors must include at least one external Director. An external Director is entitled to compensation as provided in regulations adopted under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

The Companies Law requires external directors to submit to the company, prior to the date of the notice of the general meeting convened to elect the external directors, a declaration stating their compliance with the requirements imposed by Companies Law for the office of external Director.

Our Board of Directors currently has two external Directors under Israeli law: (i) Dr. Leora Meridor, who was initially elected to serve as an external Director at our special general meeting of shareholders held on August 30, 2005 and was reelected for additional three year periods at our annual general meeting of shareholders held on December 30, 2008 and at our annual general meeting of shareholders held on December 29, 2011; (ii); Mr. Haim Benyamini who was initially elected to serve as an external Director at our special general meeting of shareholders held on February 10, 2005 and was reelected for additional three year periods at our special general meeting of shareholders held on May 28, 2008 and at our annual general meeting of shareholders held on January 31, 2011.

Independent Directors. In general, NASDAQ Marketplace Rules require that the Board of Directors of a NASDAQ-listed company have a majority of independent Directors, within the meaning of NASDAQ rules. Our Board of Directors has determined that five out of the eight members of our Board of Directors are independent directors under NASDAQ requirements.

Pursuant to the Israeli Companies Law, a Director may be qualified as an independent Director if such Director is either (i) an external Director; or (ii) a Director that served as a Board member less than nine years and the audit committee has approved that he or she meets the independence requirements of an external Director. A majority of the members serving on the audit committee must be independent under the Israeli Companies Law. In addition, a publicly traded company may elect to adopt a provision in its articles of association pursuant to which a majority of its Board of Directors will be independent. We have not included such a provision in our articles of association since our Board of Directors complies with the independent Director requirements of the NASDAQ Marketplace Rules described above.

Committees of the Board of Directors

Our Articles of Association provide that the Board of Directors may delegate its powers to committees of the Board of Directors as it deems appropriate, to the extent permitted by the Israeli Companies Law. Each committee exercising powers delegated by the Board must include at least one external Director.

Audit Committee.  Under the Israeli Companies Law, publicly traded companies must establish an Audit Committee. The Audit Committee must consist of at least three members, and must include all of the company's external directors. A majority of an audit committee must be comprised of “independent directors” (as such term is defined in the Companies Law).  The chairman of the Board of Directors, directors employed by, or that provides services on a regular basis to, the company or to a controlling shareholder or a company controlled by a controlling shareholder (or whose main livelihood depends on a controlling shareholder), any controlling shareholder and any relative of a controlling shareholder may not be a member of the audit committee. An audit committee may not approve an action or a transaction with an officer or director, a transaction in which an officer or director has a personal interest, a transaction with a controlling shareholder and certain other transactions specified in the Companies Law, unless at the time of approval two external directors are serving as members of the audit committee and at least one of the external directors was present at the meeting in which an approval was granted.

In addition, the NASDAQ Marketplace Rules require us to establish an audit committee comprised of at least three members, each of whom is financially literate and satisfies the respective “independence” requirements of the Securities and Exchange Commission and NASDAQ and one of whom has accounting or related financial management expertise at senior levels within a company.

Our Audit Committee oversees (in addition to the Board) the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent registered public accountants’ qualifications, independence and compensation, the performance of our internal audit function and independent registered public accountants, finding deficiencies in the business management of our company and proposes to our Board of Directors ways to correct such deficiencies, determine whether certain related party actions and transactions are "material" or "extraordinary" in connection with their approval procedures, approve related-party transactions as required by Israeli law, establish whistle blower procedures (including in respect of the protections afforded to whistle blowers) and such other duties as may be directed by our Board of Directors. The Audit Committee may consult from time to time with our independent auditors and internal auditor with respect to matters involving financial reporting and internal accounting controls.

Our Audit Committee consists of Mr. Benyamini, Dr. Meridor, Mr. Halevy and Mr. Rafaeli. All of the members of our Audit Committee satisfy the respective “independence” requirements of the Securities and Exchange Commission, NASDAQ and Israeli law for audit committee members. Our Board of Directors has determined that Dr. Meridor qualifies to serve as Audit Committee financial expert, as required by the rules of the Securities and Exchange Commission and NASDAQ.

Compensation and Stock Option Committee (“Compensation Committee”). Our Board of Directors has established a Compensation Committee, which offer recommendations to the Board of Directors regarding equity compensations issues (with the Board also approving compensation of our executive officers), and administers our option plans, subject to general guidelines determined by our Board of Directors from time to time. The Compensation Committee also makes recommendations to our Board of Directors in connection with the terms of employment of our chief executive officer and all other executive officers.

Under the Israeli Companies Law, the compensation committee is responsible for: (i) making recommendations to the Board of Directors with respect to the approval of the Compensation Policy applicable to the company’s office holders and any extensions thereto; (ii) providing the board of directors with recommendations with respect to any amendments or updates to the Compensation Policy and periodically reviewing the implementation thereof; (iii) reviewing and approving arrangements with respect to the terms of office and employment of office holders; and (iv) determining whether or not to exempt a transaction with a candidate for chief executive officer from shareholder approval.

Our Compensation Committee consists of Mr. Benyamini, Dr. Meridor and Mr. Rafaeli. All of the members of our Compensation Committee are independent Directors, within the meaning of NASDAQ rules and the Israeli Companies Law.

Nominating Committee. As a foreign private issuer whose shares are listed on the NASDAQ Global Select Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of NASDAQ Marketplace Rules. We follow Israeli law and practice instead of The NASDAQ Marketplace Rules with respect to the director nominations process. We do not have a nomination committee. Under Israeli law and practice, our Board of Directors is authorized to recommend to our shareholders director nominees for election, and our shareholders may nominate candidates for election as directors by the general meeting of shareholders.

Shareholder Communications with the Board of Directors

Our shareholders may communicate with the members of our Board of Directors by writing directly to the Board of Directors or specified individual Directors to the attention of:

Alon Levy, Corporate Secretary
Gilat Satellite Networks Ltd.
21 Yegia Kapayim Street
Kiryat Arye
Petah Tikva 49130 Israel
Email: alonl@gilat.com

Our Corporate Secretary will deliver any shareholder communications to the specified individual Director, if so addressed, or to one of our Directors who can address the matter.

GILAT SATELLITE NETWORKS LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Amiram Levinberg, Alon Levy, Michal Lavee Machlav, Yael Shofar and Tal Vilnai, or any of them, attorneys or attorney- in-fact, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, nominal value NIS 0.20 per share, of Gilat Satellite Networks Ltd. (the "Company"), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company to be held on Tuesday, December 31, 2013 at 2 p.m. (local time) at the offices of the Company, 21 Yegia Kapayim Street, Kiryat Arye, Petach Tikva 49130, Israel, and at any adjournment or adjournments thereof, hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the notice of and proxy statement for such Annual General Meeting (receipt of which is hereby acknowledged):

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS SPECIFIED. IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED FOR THE RE-ELECTION OF THE NOMINEES FOR DIRECTOR IN ITEM 1 AND FOR THE APPROVAL OF THE PROPOSALS IN ITEMS 2 AND 3.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

GILAT SATELLITE NETWORKS LTD.

December 31, 2013

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The Notice of Meeting, proxy statement and proxy card
are available at www.gilat.com

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

↓Please detach along perforated line and mail in the envelope provided.↓

00000333333030300000 7	123113

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE RE-ELECTION OF THE NOMINEES FOR DIRECTOR IN ITEM 1
AND "FOR" THE APPROVAL OF THE PROPOSALS IN ITEMS 2 AND 3.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

	(1)	To re-elect six members of the Board of Directors until our next annual general meeting of shareholders and until their successors have been duly elected and qualified

			FOR	AGAINST	ABSTAIN
		Jeremy Blank	☐	☐	☐

		Amiram Boehm	☐	☐	☐

		Ishay Davidi	☐	☐	☐

		Gilead Halevy	☐	☐	☐

		Amiram Levinberg	☐	☐	☐

		Kainan Rafaeli	☐	☐	☐

	(2)	To approve cash compensation to our non-employee Directors (excluding external Directors), as described in the Proxy Statement.	☐	☐	☐

(3)
To ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the fiscal year ending December 31, 2013, and for such additional period until the next annual general meeting of shareholders, and to authorize the Board of Directors to fix the compensation of our independent accountants.
			☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.

☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.